SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                  FORM 15

       Certification and Notice of Termination of Registration under
        Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                             Commission File Number 0-17961

                            Check Express, Inc.
          (Exact name of registrant as specified in this charter)

                    101 East Kennedy Blvd., Suite 3800
                           Tampa, Florida  33602
                              (813) 223-3338
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Common Stock
          Title of each class of securities covered by this Form

                                   None
       Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [X]        Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(i)   [ ]        Rule 12h-3(b)(2)(ii)   [ ]
     Rule 12g-4(a)(2)(ii)  [ ]        Rule 15d-6             [ ]
     Rule 12h-3(b)(1)(i)   [ ]

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Check Express, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  February 10, 1996           By:     /s/ Thomas E. Larson
       -----------------              ----------------------------------------
                                       Thomas E. Larson, Vice President
                                       - Finance

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.